SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
(Amendment No. __)*

Yucheng Technologies Limited
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G98777108
(CUSIP Number)

With a copy to: Ms. Yun SHI 307-9 Mudanyuan Beili No. 20 Hua Yuan Bei Road Haidian District Beijing, China 100083	with a copy to: Andrew D. Hudders, Esq. Golenbock Eisemen Assor Bell & Peskoe LLP 437 Madison Avenue – 40th Floor New York, New York 10022 212-907-7349
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless for displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. G98777108	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yun Shi I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 954,173
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 954,173
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 954,173
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.14%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. G98777108	Page 3 of 13 Pages

Item 1.   Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the ordinary shares (the “Common Stock”), of Yucheng Technologies Limited, a British Virgin Islands company (the “Issuer”).  The principal executive office of the Issuer is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, P.R. China.

Item 2.   Identity and Background.

(a)
Ms. Yun Shi, an individual (“Reporting Person”), is reporting on her beneficial ownership the Common Stock in this Schedule 13D (“Shares”) that is held by her and her husband and over which she has voting and dispositive control.

(b)	The Reporting Person is an individual. The Reporting Person’s address is 307-9 Mudanyuan Beili, No. 20 Hua Yuan Bei Road, Haidian District, Beijing, China 100083.

(c)	The Reporting Person is a business woman in the Peoples Republic of China.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the Peoples Republic of China.

Item 3.   Source and Amount of Funds and Other Consideration.

The Reporting Person, together with her husband, acquired the Shares of the Issuer in market transactions on NASDAQ.  The funds used to acquire the shares were personal cash funds of the Reporting Person and her husband.

SCHEDULE 13D

CUSIP No. G98777108	Page 4 of 13 Pages

Item 4.   Purpose of Transaction

The Reporting Person obtained the Common Stock for investment purposes.  The Reporting Person disclaims any membership in a group relating to the Issuer.

At the date of this Statement, the Reporting Person, except as set forth in this Statement, does not have any plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   Any action similar to any of those actions enumerated above.

SCHEDULE 13D

CUSIP No. G98777108	Page 5 of 13 Pages

Item 5.   Interest in Securities of the Issuer.

As of July 12, 2010, the Reporting Person beneficially owned 954,173 shares of the Issuer’s Common Stock (the “Shares”) representing approximately 5.14% of the shares of the Issuer’s Common Stock issued and outstanding as of such date.  On July 9, 2010, the Reporting Person beneficially owned 5% of the issued and outstanding Common Stock.

Transactions by the Reporting Person in respect of the beneficial ownership of the Issuer’s Common Stock effected in the past 60 days are set forth below.  All the reported transaction were open market purchases effected on the Nasdaq Stock Market where the Common Stock of the Issuer is publicly traded.  All the transactions were made through a broker dealer.

Date of Transaction	Price of Shares on Date of Transaction	Number of Shares Acquired	Transaction Cost
5/17/2010	3.2566	59,000	193,123.62
5/19/2010	3.0800	7,206	22,419.48
5/20/2010	3.0799	32,000	99,073.75
6/1/2010	3.6900	100	389.00
6/1/2010	3.7200	10	57.20
6/1/2010	3.7000	1	23.70
6/1/2010	3.7000	1,000	3,720.00
6/1/2010	3.7000	261	985.70
6/1/2010	3.7100	500	1,875.00
6/1/2010	3.7200	1,000	3,740.00
6/2/2010	3.7100	1,000	3,730.00
6/2/2010	3.7100	5,000	18,605.65

SCHEDULE 13D

CUSIP No. G98777108	Page 6 of 13 Pages

6/2/2010	3.7000	5,000	18,555.50
6/10/2010	3.6800	10,000	36,910.40
6/10/2010	3.6700	10,000	36,810.10
6/11/2010	3.7000	10,000	37,111.00
6/11/2010	3.7100	10,000	37,211.30
6/11/2010	3.6900	400	1,496.00
6/11/2010	3.7900	1,000	3,810.00
6/11/2010	3.7200	10,000	37,311.60
6/11/2010	3.7400	10,000	37,512.20
6/11/2010	3.7200	20,000	74,623.20
6/14/2010	3.6799	500	1,859.95
6/14/2010	3.6800	2,000	7,381.97
6/14/2010	3.7497	3,000	11,282.75
6/14/2010	3.7400	2,177	8,166.41
6/14/2010	3.7600	1,000	3,780.00
6/14/2010	3.7600	600	2,276.00
6/15/2010	3.7400	8,420	31,585.27

SCHEDULE 13D

CUSIP No. G98777108	Page 7 of 13 Pages

6/15/2010	3.7600	15,231	57,440.37
6/15/2010	3.7990	10,000	38,103.97
6/15/2010	3.8000	15,238	58,078.11
6/15/2010	3.7900	24,762	94,129.52
6/15/2010	3.7800	35,565	134,839.01
6/16/2010	3.7500	1,800	6,770.25
6/16/2010	3.7300	15,800	59,110.80
6/16/2010	3.7200	14,200	52,982.47
6/17/2010	3.7100	1,600	5,956.00
6/17/2010	3.7593	1,500	5,659.00
6/18/2010	3.7700	100	397.00
6/18/2010	3.7881	100	398.81
6/25/2010	3.6600	7,800	28,633.64
6/25/2010	3.6500	7,800	28,555.41
6/28/2010	3.6900	100	389.00
6/28/2010	3.7000	100	390.00
6/28/2010	3.7000	130	501.00
6/28/2010	3.7000	189	719.30

SCHEDULE 13D

CUSIP No. G98777108	Page 8 of 13 Pages

6/28/2010	3.7000	123	475.10
6/28/2010	3.7000	153	586.10
6/28/2010	3.6881	132	506.83
6/28/2010	3.6881	153	584.28
6/28/2010	3.6900	23	104.87
6/28/2010	3.6900	240	905.60
6/28/2010	3.6900	2,400	8,882.57
6/28/2010	3.6900	700	2,603.00
6/29/2010	3.6800	5,320	19,636.33
6/29/2010	3.6700	2,100	7,730.12
6/29/2010	3.6800	500	1,860.00
6/29/2010	3.6800	500	1,860.00
6/29/2010	3.6800	4,820	17,790.81
6/30/2010	3.6400	6,890	25,154.84
6/30/2010	3.6300	13,879	50,531.91
6/30/2010	3.6600	1,900	6,974.86
6/30/2010	3.6200	26,588	96,537.31

SCHEDULE 13D

CUSIP No. G98777108	Page 9 of 13 Pages

6/30/2010	3.6100	100	381.00
6/30/2010	3.6800	500	1,860.00
6/30/2010	3.6800	500	1,860.00
6/30/2010	3.6800	568	2,110.24
6/30/2010	3.6900	500	1,865.00
6/30/2010	3.6900	399	1,492.31
6/30/2010	3.6700	7,600	27,975.68
6/30/2010	3.6800	12,353	45,595.42
7/1/2010	3.5000	10,000	35,105.00
7/1/2010	3.5400	5,600	19,883.47
7/1/2010	3.4500	3,791	13,118.19
7/2/2010	3.4100	2,500	8,550.58
7/6/2010	3.3600	5,209	17,554.75
7/6/2010	3.3781	100	357.81
7/6/2010	3.3781	123	435.51
7/6/2010	3.3800	77	280.26
7/6/2010	3.3800	565	1,929.70
7/6/2010	3.3700	2,367	8,000.72

SCHEDULE 13D

CUSIP No. G98777108	Page 10 of 13 Pages

7/6/2010	3.3800	2,332	7,905.81
7/6/2010	3.3800	243	841.34
7/6/2010	3.3800	453	1,551.14
7/6/2010	3.3800	7,898	26,775.33
7/6/2010	3.3900	5,777	19,642.78
7/6/2010	3.3900	7,685	26,130.31
7/6/2010	3.4000	5,557	18,950.48
7/6/2010	3.4100	4,656	15,924.59
7/6/2010	3.4200	3,288	11,278.69
7/6/2010	3.4000	5,455	18,602.64
7/6/2010	3.3300	900	3,017.00
7/6/2010	3.4300	12,800	44,035.71
7/6/2010	3.4200	5,798	19,888.65
7/6/2010	3.4100	7,888	26,978.77
7/7/2010	3.3200	5,343	17,791.98
7/7/2010	3.3000	6,898	22,831.69
7/7/2010	3.2600	12,560	41,068.44

SCHEDULE 13D

CUSIP No. G98777108	Page 11 of 13 Pages

7/7/2010	3.2400	25,040	81,372.99
7/8/2010	3.2800	5,222	17,179.54
7/8/2010	3.2300	7,432	24,077.38
7/8/2010	3.2100	15,389	49,546.89
7/8/2010	3.1900	12,887	41,232.86
7/9/2010	3.1800	600	1,928.00
7/9/2010	3.1700	500	1,605.00
7/9/2010	3.1600	600	1,916.00
7/9/2010	3.1600	300	968.00
7/9/2010	3.1300	31,609	99,232.98
7/12/2010	3.3600	100	356.00
7/12/2010	3.3881	100	358.81
7/12/2010	3.3881	100	358.81
7/12/2010	3.3881	200	697.62
7/12/2010	3.3900	100	359.00

SCHEDULE 13D

CUSIP No. G98777108	Page 12 of 13 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.   Material to be Filed as Exhibits.

None

SCHEDULE 13D

CUSIP No. G98777108	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2010

/s/ Yun SHI